   EXHIBIT 99.38

CORDOVACANN ANNOUNCES CLOSING OF CONVERTIBLE DEBENTURE UNIT PRIVATE PLACEMENT

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

TORONTO, ONTARIO, April 24, 2020 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today the closing of a non-brokered private placement offering (the “Offering”) of 1,164 unsecured subordinated convertible debenture units of the Company (the “Debenture Units”) at a price of $1,000 per Debenture Unit.

Each Debenture Unit consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures”) and 500 common share purchase warrants (the “Warrants”) of the Company. The Debentures shall mature on April 23, 2021 (the “Maturity Date”) and bear interest at a rate of 15% per annum, accrued monthly and payable on the Maturity Date. The outstanding principal amount of the Debentures and any accrued interest is convertible into common shares of the Company at the option of the holder at anytime prior to the Maturity Date at a conversion price of $0.25 per share. The Company also has the option to force conversion of the Debentures and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days. Each Warrant entitles the holder to purchase one common share of the Company, exercisable until April 23, 2022, at a price of $0.30 per share. In connection with the Offering, the Company issued an aggregate principal amount of $1,164,000 in Debentures and an aggregate of 582,000 Warrants. Prior to closing of the Offering, the Company exercised its rights of early repayment in respect of certain of the convertible debentures of the Company issued on August 14, 2019 and, in connection with its election for early repayment, holders of such convertible debentures directed the Company to retain the funds representing such repayment and to apply such funds towards satisfaction of the purchase price for their respective Debenture Units. The Company issued an aggregate of 761 Debenture Units to such subscribers on such basis. The remainder of the net proceeds of the Offering are intended to be used for general working capital purposes.

The Debentures and Warrants issued under the Offering, and any common shares of the Company issuable upon conversion or exercise thereof, as applicable (collectively, the “Securities”), are subject to a statutory four month and one day hold period expiring on August 25, 2020, and such further restrictions as may apply under foreign securities laws.

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any other state securities laws and therefore may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the account or benefit of, United States persons absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or a solicitation to purchase any securities of the Company in the United States. All references to dollar amounts in this press release are in Canadian Dollars unless stated otherwise.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

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Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com

(917) 843-2169

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FORM 51-102F3 MATERIAL CHANGE REPORT

1. Name and Address of Company

CordovaCann Corp. (formerly, LiveReel Media Corporation) (the “Company” or “CordovaCann”)

217 Queen Street West, Suite 401

Toronto, ON M5V 0R2

2. Date of Material Change

April 24, 2020

3. News Release

Press releases disclosing the material change were released on April 24, 2020, through the facilities of Issuer Direct.

4. Summary of Material Change

On April 24, 2020, the Company announced that it has closed a non-brokered private placement (the “Offering”) of 1,164 unsecured subordinated convertible debenture units of the Company (the “Debenture Units”) at a price of $1,000 per Debenture Unit.

5. Full Description of Material Change

Pursuant to the Offering 1,164 Debenture Units were issued to non-related parties. Each Debenture Unit is comprised of one $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures”) and 500 common share purchase warrants (each, a “Warrant”).

The Debentures shall mature on April 23, 2021 (the “Maturity Date”) and bear interest at a rate of 15% per annum, accrued monthly and payable on the Maturity Date. The outstanding principal amount of the Debentures and any accrued interest is convertible into common shares in the capital of the Company (each, a “Common Share”) at the option of the holder at any time prior to the Maturity Date at a conversion price of $0.25 per Common Share. The Company also has the option to force conversion of the Debentures and any accrued interest at the same conversion price if the Company’s Common Shares trade above $0.50 per Common Share for ten (10) consecutive trading days.

Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.30 per Common Share until April 23, 2022.

Prior to closing the Offering, the Company exercised its rights of early repayment in respect of certain of the convertible debentures of the Company issued on August 14, 2019 and, in connection with its election for early repayment, holders of such convertible debentures directly the Company to retain the funds representing such repayment and to apply such funds towards satisfaction of the purchase price for their respective Debenture Units. The Company issued an aggregate of 761 Debenture Units to such subscribers on such basis.

The securities issued in connection with the Offering, and any Common Shares issued under or conversion or exercise thereof, are subject to a statutory four month and one day hold period expiring on August 25, 2020, and such further restrictions as may apply under foreign securities laws.

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6. Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7. Omitted Information

No significant facts have been omitted from this Material Change Report.

8. Executive Officer

For further information, contact Taz Turner, Chief Executive Officer of the Company at (917) 843-2169.

9. Date of Report

This report is dated at Toronto, this 4th day of June, 2020.

Cautionary Statement Regarding Forward-Looking Information

This material change report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this material change report will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

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